1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: Nov. 9, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC October 2012 Sales Report

Hsinchu, Taiwan, R.O.C. – November 9, 2012 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for October 2012: On an unconsolidated basis, net sales were approximately NT$49.28 billion, an increase of 15.1 percent over September 2012 and an increase of 32.3 percent over October 2011. Revenues for January through October 2012 totaled NT$419.67 billion, an increase of 19.1 percent compared to the same period in 2011.

On a consolidated basis, net sales for October 2012 were approximately NT$49.94 billion, an increase of 15.2 percent over September 2012 and an increase of 32.8 percent over October 2011. Consolidated revenues for January through October 2012 totaled NT$424.88 billion, an increase of 18.0 percent compared to the same period in 2011.

TSMC Sales Report (Unconsolidated):

							(Unit: NT$ million)
Period	October 2012	September 2012	M-o-M Increase (Decrease) %	October 2011	Y-o-Y Increase (Decrease) %	January through October 2012	January through October 2011	Y-o-Y Increase (Decrease) %
Net Sales	49,283	42,817	15.1	37,247	32.3	419,669	352,460	19.1

*	Year 2012 figures have not been audited.

TSMC Sales Report (Consolidated):

							(Unit: NT$ million)
Period	October 2012	September 2012	M-o-M Increase (Decrease) %	October 2011	Y-o-Y Increase (Decrease) %	January through October 2012	January through October 2011	Y-o-Y Increase (Decrease) %
Net Sales	49,938	43,353	15.2	37,610	32.8	424,882	359,979	18.0

*	Year 2012 figures have not been audited.

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of October 2012.

1) Sales volume (in NT$ thousands)

Period	Items	2012	2011
Oct.	Net sales	49,282,571	37,246,661
Jan.-Oct.	Net sales	419,668,836	352,459,776

2) Funds lent to other parties (in NT$ thousands)

	Limit of lending	Oct.	Bal. as of period end
TSMC Partners*	38,187,846	0	5,261,940
TSMC Development**	12,894,450	116,932	1,213,170

*	The borrower is TSMC China, TSMC’s subsidiary
**	The borrower is TSMC Solar, TSMC’s subsidiary

3) Endorsements and guarantees (in NT$ thousands): None.

4) Financial derivative transactions (in NT$ thousands)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
	Notional Amount	13,450,269	—
Outstanding Contracts	Mark to Market Profit/Loss	(4,754)	—
	Unrealized Profit/Loss	(19,678)	—
Expired Contracts	Notional Amount	128,401,113	51,087,801
	Realized Profit/Loss	22,975	(75,370)
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC Partners

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
	Notional Amount	702,420	—
Outstanding Contracts	Mark to Market Profit/Loss	(2,718)	—
	Unrealized Profit/Loss	7,827	—
Expired Contracts	Notional Amount	104,377,061	—
	Realized Profit/Loss	(72,236)	—
Equity price linked product (Y/N)		N	—

TSMC’s subsidiaries - TSMC China

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
	Notional Amount	—	—
Outstanding Contracts	Mark to Market Profit/Loss	—	—
	Unrealized Profit/Loss	736	—
Expired Contracts	Notional Amount	16,030,288	—
	Realized Profit/Loss	(2,947)	—
Equity price linked product (Y/N)		N	—

TSMC’s subsidiaries - TSMC Solar

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
	Notional Amount	309,881	886,254
Outstanding Contracts	Mark to Market Profit/Loss	(3,513)	(1,325)
	Unrealized Profit/Loss	(3,451)	(1,266)
Expired Contracts	Notional Amount	2,336,656	6,143,564
	Realized Profit/Loss	(5,341)	(19,118)
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
	Notional Amount	91,592	—
Outstanding Contracts	Mark to Market Profit/Loss	(543)	—
	Unrealized Profit/Loss	(549)	60
Expired Contracts	Notional Amount	1,450,953	977,734
	Realized Profit/Loss	(2,449)	(7,599)
Equity price linked product (Y/N)		N	N

TSMC’s subsidiaries - TSMC Global

Hedging purpose -applying hedge accounting (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
	Notional Amount	—	—
Outstanding Contracts	Mark to Market Profit/Loss	—	—
	Unrealized Profit/Loss	—	—
Expired Contracts	Notional Amount	31,776,767	—
	Realized Profit/Loss	8,893	—
Equity price linked product (Y/N)		N	—